                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (Amendment No. 5)(1)

                                  dELiA*s, Inc.
 -------------------------------------------------------------------------------
                                (Name of issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
 -------------------------------------------------------------------------------
                         (Title of class of securities)

                                   246911 10 1
 -------------------------------------------------------------------------------
                                 (CUSIP number)

                               MATTHEW L. FESHBACH
 -------------------------------------------------------------------------------
                              MLF INVESTMENTS, LLC
                        455 N. Indian Rocks Road, Suite B
                         Belleair Bluffs, Florida 33770
                                  727-450-4950
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 11, 2007
 -------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            NOTE.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 16 Pages)

--------
      (1) The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 246911 10 1                13D                     Page 2 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,556,681 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              5,556,681 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,556,681 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)       Includes (i) 206,548 shares  obtainable  upon the exercise of warrants that are  currently  exercisable  and held by MLF  Offshore  Portfolio
          Company,  L.P. and (ii) 8,795 shares  obtainable  upon the exercise of warrants that are currently  exercisable and held by MLF Partners 100,
          L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                13D                     Page 3 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,329,739 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              5,329,739 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,329,739 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)       Includes 206,548 shares  obtainable upon the exercise of warrants that are currently  exercisable and held by MLF Offshore Portfolio Company,
          L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                13D                     Page 4 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,329,739 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              5,329,739 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,329,739 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)       Includes 206,548 shares  obtainable upon the exercise of warrants that are currently  exercisable and held by MLF Offshore Portfolio Company,
          L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                13D                     Page 5 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Partners 100, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   226,942 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              226,942 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    226,942 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)        Includes  8,795 shares  obtainable  upon the exercise of warrants that are currently exercisable and held by MLF Partners 100, L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                13D                     Page 6 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,556,681 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              5,556,681 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,556,681 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)       Includes (i) 206,548 shares  obtainable  upon the exercise of warrants that are  currently  exercisable  and held by MLF  Offshore  Portfolio
          Company,  L.P. and (ii) 8,795 shares  obtainable  upon the exercise of warrants that are currently  exercisable and held by MLF Partners 100,
          L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                13D                     Page 7 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,556,681 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              5,556,681 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,556,681 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)       Includes (i) 206,548 shares  obtainable  upon the exercise of warrants that are  currently  exercisable  and held by MLF  Offshore  Portfolio
          Company,  L.P. and (ii) 8,795 shares  obtainable  upon the exercise of warrants that are currently  exercisable and held by MLF Partners 100,
          L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                13D                     Page 8 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  15,016 shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,556,681 shares (2)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              15,016 shares (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              5,556,681 shares (2)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,571,697 shares (1)(2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)       Includes  (i) 3,125  shares  obtainable  upon the  exercise of options granted to Mr. Feshbach that are currently exercisable and (i1) 11,891 shares of restricted stock held by Mr. Feshbach.

(2)       Includes (i) 206,548 shares  obtainable  upon the exercise of warrants that are  currently  exercisable  and held by MLF  Offshore  Portfolio
          Company,  L.P.,  (ii) 8,795  shares  obtainable  upon the  exercise of warrants that are currently  exercisable and held by MLF Partners 100,
          L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                13D                     Page 9 of 16 Pages
------------------------                                  ----------------------

      The  following  constitutes  Amendment  No.  5  ("Amendment  No.  5") to
Schedule  13D, as amended to date,  filed by the  undersigned  (the  "Schedule
13D").  Except as  specifically  amended by this Amendment No. 5, the Schedule
13D remains in full force and effect.

Item 2 is hereby amended in its entirety to read as follows:

Item 2.     IDENTITY AND BACKGROUND

            This schedule 13D is filed by MLF  Investments,  LLC  ("MLFI"),  MLF
Offshore  Portfolio  Company,  L.P. ("MLF Offshore"),  MLF Cayman GP, Ltd. ("MLF
Cayman"),  MLF Partners 100, L.P. ("MLF Partners 100"), MLF Capital  Management,
L.P. ("MLF Capital"), MLF Holdings, LLC ("MLF Holdings") and Matthew L. Feshbach
(each a "Reporting Person" and, together, the "Reporting Persons"), who act as a group with regards to certain aspects of the Shares.

            MLF Offshore is a limited  partnership  organized and existing under the laws of the Cayman  Islands.  The  principal  business  of MLF  Offshore  is private  investment  consulting.  MLF  Cayman  is a  corporation  organized  and existing  under the laws of the Cayman  Islands.  The principal  business of MLF
Cayman is private investment consulting and acting as the general partner of MLF
Offshore. MLF Partners 100 is a limited partnership organized and existing under the laws of the State of Delaware. The principal business of MLF Partners 100 is private investment  consulting.  MLF Capital is a limited partnership  organized and existing under the laws of the State of Delaware.  The principal business of
MLF Capital is private investing,  acting as manager of MLF Cayman and acting as general  partner  of MLF  Partners  100.  MLF  Holdings  is a limited  liability company,  organized  and existing  under the laws of the State of Delaware.  The principal  business  of MLF  Holdings  is private  investment  and acting as the general  partner of MLF Capital.  The  business  address of MLF Offshore and MLF
Cayman is c/o Trident Trust Company  (Cayman) Ltd., One Capital Place,  P.O. Box
847, Grand Cayman,  Cayman Islands,  B.W.I.  MLF Capital is the manager and sole shareholder  of MLF Cayman.  The business  address of each of MLF  Capital,  MLF
Partners  100 and MLF Holdings is 455 N. Indian  Rocks Road,  Suite B,  Belleair
Bluffs, Florida 33770.

            MLFI is a limited  liability  company,  organized and existing under the laws of the State of  Delaware.  The  principal  business of MLFI is private investment  consulting and acting as the investment  advisor of MLF Offshore and
MLF  Partners  100.  The  business  address of MLFI is 455 N. Indian Rocks Road,
Suite B, Belleair Bluffs, Florida 33770.

            Matthew L. Feshbach is an individual  whose business  address is 455
N. Indian Rocks Road,  Suite B, Belleair  Bluffs,  Florida 33770.  His principal occupation is managing member of each of MLFI and MLF Holdings.  Mr. Feshbach is a citizen of the United States of America.

            During the last five years,  none of the Reporting  Persons has been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).  In addition,  during the last five years,  none of the Reporting
Persons has been a party to a civil proceeding of any judicial or administrative body of competent  jurisdiction  as a result of which it or he was or is subject to a  judgment,  decree  or final  order  enjoining  future  violations  of,  or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                13D                     Page 10 of 16 Pages
------------------------                                  ----------------------

Item 3 is hereby amended in its entirety to read as follows:

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As of July 27, 2007, MLF Offshore owned  5,123,191  Shares and warrants to purchase an additional  206,548  Shares.  The aggregate costs of such shares and warrants are  approximately  $33,246,036 and $568,006,  respectively.  The funds used to purchase such Shares came from the working capital of MLF Offshore.

      As of July 27, 2007, MLF Partners 100 owned 218,147 Shares and warrants to purchase an  additional  8,795 Shares.  The  aggregate  costs of such shares and warrants are approximately $1,415,612 and $24,187,  respectively. The funds used to purchase such Shares came from the working capital of MLF Partners 100.

      As of July  27,  2007,  Mr.  Feshbach  also  owns  (i)  11,895  shares  of restricted  stock issued  pursuant to the spin-off  from Alloy,  Inc.  under the
Alloy,  Inc. Stock  Incentive  Plan,  which shares are subject to Alloy,  Inc.'s right of  repurchase  in certain  circumstances  outlined in a restricted  stock agreement  between Mr. Feshbach and Alloy,  Inc. and (ii) 3,125 shares of Common
Stock  upon his  exercise  of  Options  granted  by the  Issuer to Mr.  Feshbach pursuant to the spin off of the Issuer from Alloy,  Inc. at a rate of one option to purchase one share of common stock of the Issuer for every option to purchase two shares of common stock of Alloy,  Inc. and  exercisable  within 60 days from the date hereof.  The Shares held directly by Mr. Feshbach were issued to him as part of his compensation as a director of the Issuer.

Item 4 is hereby amended to add the following:

Item 4.     PURPOSE OF TRANSACTION

      On July 11, 2007, MLF Offshore  transferred 217,342 Shares and warrants to purchase 8,795 Shares to MLF Partners 100. The  transaction  was solely a change in the form of  ownership  of the  Shares by the  Reporting  Persons  and not an
acquisition  or sale of any  Shares of the Issuer for  value.  The  transfer  of
Shares was deemed as a pro-rata limited partnership withdrawal from MLF Offshore and subsequent pro-rata recontribution into MLF Partners 100. The purpose of the transaction was to ensure MLF Offshore's  compliance with Section 3(c)(7) of the
Investment  Company Act of 1940, as amended (the "1940 Act").  Accordingly,  all investors of MLF Offshore who did not qualify as  "qualified  purchasers"  under
Section 3(c)(7) of the 1940 Act had their interests in MLF Offshore  transferred to MLF Partners 100.

Items 5(a) through (c) are hereby amended in their entirety as follows:

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  30,844,372  Shares  outstanding  as of June 6, 2007, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Report  for the  quarter  ended  May 5,  2007 on Form  10-Q as  filed  with  the
Securities and Exchange Commission on June 13, 2007.

                  As of the close of business on July 27, 2007, (i) Mr. Feshbach directly  owns 11,895  restricted  shares of Common Stock and 3,125 Options that are  exercisable  within 60 days from the date hereof,  and may be deemed to own the 5,329,739 Shares owned by MLF Offshore, 226,942 Shares owned by MLF Partners
100, or an aggregate of 5,571,697 Shares,  constituting  approximately  17.9% of the shares of Common Stock  outstanding,(ii) each of MLFI, MLF Holdings, and MLF
Capital  beneficially owned 5,556,681 Shares (including 206,548 Shares and 8,795
Shares  issuable  upon the  exercise of warrants  held by MLF  Offshore  and MLF
Partners  100,  respectively),  constituting  approximately  17.9% of the Shares outstanding,  (iii)  each of MLF  Offshore  and MLF  Cayman  beneficially  owned
5,329,739  Shares  (including  206,548  Shares  issuable  upon the  exercise  of warrants held by MLF Offshore),  constituting  approximately 17.1% of the Shares

------------------------                                  ----------------------
CUSIP No. 246911 10 1                13D                     Page 11 of 16 Pages
------------------------                                  ----------------------

outstanding,  and  (iv) MLF  Partners  100  beneficially  owned  226,942  Shares
(including  8,795  Shares  issuable  upon the  exercise  of options  held by MLF
Partners 100), constituting approximately 0.7% of the Shares outstanding.

                  (b) Each of MLFI, MLF Holdings,  MLF Capital and Mr.  Feshbach
shares the power to vote and  dispose or to direct the vote and  disposition  of
5,556,681 Shares, or 17.9% of the Shares outstanding.  In addition, Mr. Feshbach has sole power to vote and  dispose  of an  additional  15,020  shares of Common
Stock, or 0.1% of the shares of Common Stock outstanding.

      Each of MLF Offshore  and MLF Cayman  shares the power to vote and dispose or to direct  the vote and  disposition  of  5,329,739  Shares,  or 17.1% of the
Shares outstanding.  MLF Partners 100 shares the power to vote and dispose or to direct  the  vote and  disposition  of  226,942  Shares,  or 0.7% of the  Shares outstanding.

            (c) On July 11, 2007,  MLF Offshore  transferred  217,342 Shares and warrants to purchase  8,795 Shares to MLF  Partners  100.  The  transaction  was solely a change in the form of ownership of the Shares by the Reporting  Persons and not an  acquisition  or sale of any  Shares of the  Issuer  for  value.  The transfer of Shares was deemed as a pro-rata limited partnership  withdrawal from
MLF Offshore and subsequent pro-rata recontribution into MLF Partners 100.

      On July 12, 2007,  MLF Offshore  and MLF  Partners  100  purchased  19,195
Shares and 805 Shares, respectively, in the open market at $7.50 per Share.

      Other  than the  transactions  described  herein,  there has been no other transactions with respect to the Shares entered into by the Reporting Persons in the immediately preceding 60 days since the filing of this Amendment No. 5.

Item 7 is hereby amended to add the following:

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            No.   Exhibit Description
            ---   -------------------

            4.    Joint Filing Agreement by and among MLF Investments,  LLC, MLF
                  Offshore  Portfolio  Company,  L.P.,  MLF Cayman GP, Ltd., MLF
                  Partners  100,  L.P.,  MLF  Capital   Management,   L.P.,  MLF
                  Holdings, LLC and Matthew L. Feshbach, dated July 27, 2007.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                13D                     Page 12 of 16 Pages
------------------------                                  ----------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2007

                                    /s/ Matthew L. Feshbach
                                    --------------------------------------------
                                    MATTHEW L. FESHBACH

                                    MLF INVESTMENTS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                    By: MLF Cayman GP, Ltd.
                                        Title: General Partner

                                    By: MLF Capital Management, L.P.
                                        Sole shareholder

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF CAYMAN GP, LTD.

                                    By: MLF Capital Management, L.P.
                                        Sole shareholder

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 246911 10 1                13D                     Page 13 of 16 Pages
------------------------                                  ----------------------

                                    MLF CAPITAL MANAGEMENT, L.P.

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF HOLDINGS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF PARTNERS 100, L.P.

                                    By: MLF Capital Management, L.P.
                                    Title: General Partner

                                    By: MLF Holdings, LLC
                                    Title: General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title:  Managing Member

------------------------                                  ----------------------
CUSIP No. 246911 10 1                13D                     Page 14 of 16 Pages
------------------------                                  ----------------------

                                  EXHIBIT INDEX

                  Exhibit                                            Page
                  -------                                            ----
      1.    Joint  Filing  Agreement  by and  among MLF        Previously filed.
Investments, LLC, MLF Offshore Portfolio Company, L.P.,
MLF Cayman GP, Ltd., MLF Capital Management,  L.P., MLF
Holdings,  LLC and Matthew L. Feshbach,  dated February
12, 2007.

      2.    Standby Purchase  Agreement dated September        Previously filed.
7, 2005 by and between MLFI,  Alloy,  Inc. and dELiA*s,
Inc.

      3.    Warrant  to  purchase   215,343  shares  of        Previously filed.
Common Stock dated February 23, 2006.

      4.    Joint  Filing  Agreement  by and  among MLF             15 - 16
Investments, LLC, MLF Offshore Portfolio Company, L.P.,
MLF  Cayman GP,  Ltd.,  MLF  Partners  100,  L.P.,  MLF
Capital Management, L.P., MLF Holdings, LLC and Matthew
L. Feshbach, dated July 27, 2007.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                13D                     Page 15 of 16 Pages
------------------------                                  ----------------------

Exhibit 2

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement  on Schedule 13D  Amendment  No. 5 dated July 27,
2007 (including further amendments  thereto) with respect to the Common Stock of
dELiA*s, Inc. This Joint Filing Agreement shall be filed as an Exhibit 4 to such
Statement.

      Dated: July 27, 2007

                                    /s/ Matthew L. Feshbach
                                    --------------------------------------------
                                    MATTHEW L. FESHBACH

                                    MLF INVESTMENTS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                    By: MLF Cayman GP, Ltd.
                                        Title: General Partner

                                    By: MLF Capital Management, L.P.
                                        Sole shareholder

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF CAYMAN GP, LTD.

                                    By: MLF Capital Management, L.P.
                                        Sole shareholder

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 246911 10 1                13D                     Page 16 of 16 Pages
------------------------                                  ----------------------

                                    MLF CAPITAL MANAGEMENT, L.P.

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF HOLDINGS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF PARTNERS 100, L.P.

                                    By: MLF Capital Management, L.P.
                                    Title: General Partner

                                    By: MLF Holdings, LLC
                                    Title: General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title:  Managing Member